October 19, 2006
Mail Stop 4561

By U.S. Mail and facsimile to (313) 223 -3598

Michael J. Ross, President
Dearborn Bancorp, Inc.
1360 Porter Street
Dearborn, Michigan 48124-2823


	Re:	Dearborn Bancorp, Inc.
		Registration Statement on Form S-3
		Filed September 22, 2006
		File No. 333-137542


Dear Mr. Ross:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please clarify the offering price or how the offering price will be determined. See Item 505 of Regulation S-K and Item 5 of Form
S-3.

2. Advise the staff with your legal and factual analysis as to how you determined that this transaction, which appears to require an increase in total outstanding shares of Dearborn Bancorp of almost 50% did not require the approval of the company`s shareholders.

3. Advise the staff regarding the timeline of the negotiations to purchase Fidelity.

Prospectus Summary
Dearborn Bancorp, page 1

4. If the registrant or the bank has a website, please include the address.

Pro Forma Consolidated Statements of Income, pages 7-8

5. We note your disclosure on page 8 that Fidelity elected to be treated as a Subchapter S corporation for tax purposes, and historically all taxable income was attributable to its shareholders.
We also note your inclusion of Fidelity`s assumed federal income tax expense within its historical financial results column. Please revise your presentation of Fidelity`s historical financial results to include the assumed federal income tax expense within the adjustments column. Alternatively, clearly label this expense and net income as pro forma amounts.

Pro Forma Consolidated Balance Sheet, page 9

6. Please revise your footnotes to include a schedule showing the calculation and allocation of Fidelity`s purchase price.

7. Please tell us how you considered the guidance of SOP 03-3 in determining that pro forma adjustments to the allowance for loan losses were not required.

8. Please revise your footnotes to disclose the following information regarding the core deposit and borrower relationship intangibles to be obtained in the Fidelity acquisition:
* the significant assumptions used in determining the valuation of each asset; and
* how their useful lives were determined.

   Refer to Rule 11-02(b) (6) of Regulation S-X.

9. Please revise to quantify pro forma adjustments for deferred tax liabilities related to the core deposit and borrower relationship intangible assets, if applicable.

10. Your disclosures indicate that you intend to merge the activities of Fidelity into your company and expect to integrate the two organizations and anticipate realization of cost savings and other financial and operating benefits (Risk Factors, page 10). Please tell us whether management has completed any plans related to these activities, including but not limited to the details of your plan, when you expect to finalize the plan and when you expect to record the charges associated with your merger activities. Revise, if applicable, to include a pro forma adjustment for the liability for charges you expect to incur in connection with the merger. Alternatively, revise your footnotes to clarify why your integration plans do not meet the criteria of being directly attributable to the transaction and factually supportable. Refer to EITF 95-3 and Rule
11-02(b) (6) of Regulation S-X.

Risk Factors, page 10

11. Please review your risk factor headings and revise to state the risk addressed. For example, in the first risk factor heading state that the risks of a delayed completion of the acquisition are the dilution of earnings per share and the decline of your stock price.
In the second heading, clarify that a risk of integration difficulties is the inability to realize expected benefits and cost savings from the acquisition. In the fifth heading, state the risks of decreased net income and earnings per share and of decreased stock price.

12. In the sixth risk factor state clearly the risks on nonpayment on your commercial real estate loans.

Management`s Discussion and Analysis, page 18

13. In release 33-8350, the Commission stressed the importance of the
Management`s Discussion and Analysis section as management`s opportunity to discuss the past and future course of the company`s business. Among the items that the Commission mentioned was an Overview section that discussed the highlights of past performance and discussed major events or trends that would alter the company`s future performance. Your Management`s Discussion and Analysis section does not include an overview. It further does not provide management`s guidance to its current and future shareholders regarding how management expects future results to be impacted by the acquisition of Fidelity and by other known trends in your market, like the large decline in real estate values in Michigan. Please revise to include a discussion of management`s view of how these trends and events are likely to affect the company.

Non-performing assets and Allowance for loan losses, page 19

14. Please revise your disclosure to include the allocation of the allowance for loan losses by loan category as of June 30, 2006.
In
addition, please revise your discussion of non-accrual loans to further clarify the relatively large increases in non-performing loans as compared to the relatively small increase in the allowance for loan losses during the six months ended June 30, 2006.

Loans, page 27

15. We note you automatically place any loan which has been partially charged off on non-accrual status. Please provide us with the following additional information regarding these loans.

* quantify for us the amount of loans partially charged off for each period presented;
* describe your accounting policy for these loans; for example, tell us whether you consider these loans to be restructured under the provisions of FAS 15 and FAS 114; and
* revise your filing to include your accounting policy, if material.

Allowance for loan losses, page 27

16. Please revise your discussion of the allowance to clearly describe the details of your methodology for determining the allowance. The description of your methodology should be presented to clearly explain your determination of each element (i.e. specific, general) of the allowance, including, but not limited to the following:

* a full description of each element of the allowance;
* which loans were evaluated specifically versus as a group;
* how you determine the loss factors applied to graded loans in order to develop a general allowance; and
* risk factors considered in establishing each element of the allowance.

Description of Common Stock
Certain Charter Provisions, page 53

17. Please change the subheading to reference that the "certain" provisions are "anti-takeover" in nature.

Financial Statements
General

18. We note you did not include Fidelity`s financial statements in your filing. Please provide us with a detailed analysis that explains how you determined inclusion of these financial statements is not required, including your calculations of the significance tests prescribed by Rule 3-05 of Regulation S-X.

As of and for the six-months ended June 30, 2006, and the year ended
December 31, 2005

Note E - Goodwill and Other Intangible Assets, page F-9

19. Please tell us how you determined the following regarding the Bank of Washtenaw core deposit and borrower relationship intangibles:

* your method for determining the fair value of each asset;
* how you determined the useful lives for each of these assets;
and
* how you are maintaining each asset and will evaluate future impairments.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide,in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amanda Roberts at 202-551-3417 or Sharon
Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica
Livingston at 202-551-3448 or me at 202-551-3419 with any other questions.



      						Sincerely,



							Christian Windsor
							Special Counsel
							Financial Services Group



cc:	Verne C. Hampton II
	Dickerson Wright PLLC
	500 Woodward Avenue, Suite 4000
	Detroit, Michigan  48226-3425